March 31, 2016

Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549


Re:      Form AW - Request for Withdrawal
         First Trust Exchange-Traded Fund IV
         Registration on Form N-1A
         Post-Effective Amendment No. 104
         (Registration Statement File Nos. 333-174332, 811-22559)


Ladies and Gentleman:

      On behalf of the First Trust Strategic Floating Rate ETF (the "Fund"), a series of First Trust Exchange-Traded Fund IV (the "Trust"), the Trust hereby requests the withdrawal of the above-mentioned Registration Statement pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended. The Post-Effective Amendment No. 104 was originally filed with the Securities and Exchange Commission on January 29, 2015. No securities of the Fund were sold, or will be sold, pursuant to the Registration Statement.

Sincerely,

FIRST TRUST EXCHANGE-TRADED FUND IV

By:  /s/ James M. Dykas
     ------------------------------------------
         James M. Dykas,
         President and Chief Executive Officer